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                             December 30, 2022

       David Chung
       Chief Executive Officer
       Pathfinder Acquisition Corporation
       1950 University Avenue
       Suite 350
       Palo Alto, CA 94303

                                                        Re: Pathfinder
Acquisition Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed December 15,
2022
                                                            File No. 333-268068

       Dear David Chung:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 28, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Selected Definitions, page 1

   1. Please revise to include a definition of the Equity Grant Agreement entered into on
                                                        November 14, 2022 and
referred to throughout the filing.
 David Chung
FirstName  LastNameDavid   Chung
Pathfinder Acquisition Corporation
Comapany30,
December   NamePathfinder
               2022        Acquisition Corporation
December
Page 2     30, 2022 Page 2
FirstName LastName
Questions and Answers for Shareholders of Pathfinder
What equity stake will current Pathfinder shareholders and current equityholders of Movella hold..., page 11

2. It appears the ownership chart here excludes the 10.75 million warrants, per your disclosure in note (4) to the table. If true, please revise notes (2) and (3) to the table to clarify this or advise. Similar concerns apply to pages 39 and 152. Summary of the Proxy Statement/Prospectus
Interests of Pathfinder's Directors and Executive Officers in the Business Combination, page 44

3. We note your disclosure here, as well as on pages 62, 183 and 275, that there was
         $500,000 outstanding under the Working Capital loan as of September 30, 2022.
         However, we also note that your September 30, 2022 balance sheet on page F-26 and the pro forma information, including pro forma adjustment (E), reflect a balance of $750,000.
         Please revise to consistently disclose the amount due under this loan. Comparative Per Share Data, page 55

4. We note your revised disclosures and response to prior comment 8. It appears the
         Movella equivalent per share pro forma share information is actually computed by taking the combined pro forma share information and dividing by the exchange ratio, rather than multiplying by the exchange ratio as disclosed in note (3) to the table. Please revise or advise. Also, please explain in greater detail what you intend to convey by disclosing this information and why it is useful to an investor.
Proposal No. 1 - Business Combination Proposal
Opinion of Duff & Phelps, Pathfinder's Financial Advisor, page 173

5. We note your response to prior comment 15. Please clarify that the discounted cash flow analysis prepared by Duff & Phelps used the same financial projections as the model prepared by Movella, but that it was adjusted to include $1.2 million of projected stock-
         based compensation expense per year, as instructed by Movella   s
management.
Unaudited Pro Forma Condensed Combined Statements of Operations, page 246

6. Revise to disclose Pro Forma Combined net loss per share for the year ended December
         31, 2021 for the no redemption and maximum redemptions scenarios. Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 248

7. You disclose on page F-41 that the remaining deferred underwriters commission of $5.1 million will be payable solely in the event the company completes a business combination. However, pro forma adjustment (C) and (ii) states these fees will be waived and written-off. Please revise to reconcile this apparent discrepancy or advise.
 David Chung
Pathfinder Acquisition Corporation
December 30, 2022
Page 3
Information about Movella, page 290

8. We note your response to prior comment 18. Throughout the filing, you continue to reference Movella's "leading-edge sensor fusion technology" and that you believe your
      "proprietary sensor fusion technology is a critical element of our industry leading
      movement digitization solutions.    Provide disclosure to support
Movella's status as a
      leader in the industry with leading technology.
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572
or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra
Barone, Staff Attorney, at (202) 551-8816 or Jeff Kauten, Staff Attorney, at
(202) 551-3447 with
any other questions.



                                                           Sincerely,
FirstName LastNameDavid Chung
                                                           Division of
Corporation Finance
Comapany NamePathfinder Acquisition Corporation
                                                           Office of Technology
December 30, 2022 Page 3
cc:       Matthew R. Pacey
FirstName LastName